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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                       SEC File Number 0-23928
                                                       CUSIP Number 64114 E 20 7


                              NOTICE OF LATE FILING
                                  (Check One):

                [X] Form 10-K    [ ] Form 11-K     [ ] Form 20-F
                       [ ] Form 10-Q     [ ] Form N-SAR

                      For Period Ended: December 31, 2001
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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Part I--Registrant Information

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Full Name of Registrant:           NetRadio Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

                                   6458 City West Parkway, Suite 100
                                   Eden Prairie, Minnesota 55344

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Part II--Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III--Narrative

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State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or
N-SAR or portion thereof could not be filed within the prescribed time period.

         The Company is unable to file its Annual Report on Form 10-K within the prescribed time period because it is in the process of dissolving and completely liquidating its business, as previously disclosed by the Company on a current report on Form 8-K dated October 17, 2001. The Company's liabilities currently exceed its assets, and the Company is pursuing an orderly resolution of creditor claims outside of bankruptcy. In connection with the dissolution, the Company terminated substantially all of its employees in October 2001. The Company moved into temporary, smaller office space and most of its records are in storage. Because the Company lacks internal financial staff, most of its financial records are not easily accessible and the Company's remaining staff is focused on resolving creditor claims, the Company believes that the preparation and filing of an Annual Report on Form 10-K would involve unreasonable effort and expense.

         As previously disclosed in its proxy statement dated March 4, 2002, the Company has called a special meeting of its shareholder to approve the dissolution on April 2, 2002. The Company anticipates that the shareholders will approve the dissolution at the special meeting. Upon shareholder approval of the dissolution, the Company intends to request the Securities and Exchange Commission (the "Commission") to grant it relief from the requirement to continue to file Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Accordingly, the Company believes that under its current circumstances it will not be able to file its Annual Report on Form 10-K without unreasonable effort and expense.

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Part IV--Other Information

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     (1) Name and telephone number of person to contact in regard to this notification
                                  Michael Wise
                                  (952)943-3917

     (2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes      [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so; attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company adopted the liquidation method of accounting as of November 1, 2001 because it announced that it was discontinuing business operations as of October 17, 2001. Under the liquidation method of accounting, the Company maintains only a balance sheet, and does not maintain results of operations or statement of cashflow. The Company's net loss decreased from $16,343,679 for the year ended December 31, 2000 to $2,817,747 (including an extraordinary gain of $5,500,000 from forgiveness of indebtedness by Navarre Corporation) for the ten months ended October 31, 2001. The Company's cash has also decreased from $11,500,000 at December 31, 2000 to $3,600,000 at October 31, 2001. As of
December 31, 2001, the Company's total assets were approximately $1.3 million and its total liabilities were approximately $2.9 million.

                              NetRadio Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    April 1, 2002                  By: /s/  Michael Wise
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                                           Michael Wise, Chief Financial Officer